SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 15)*

NEXPOINT RESIDENTIAL TRUST, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

65341D102

(CUSIP Number)

Stephanie Vitiello, Chief Compliance Officer

NexPoint Advisors, L.P.

300 Crescent Court, Suite 700

Dallas, TX 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

1	NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 82,012.81 (1) (2)
	8	SHARED VOTING POWER 2,951,431.90 (1)
	9	SOLE DISPOSITIVE POWER 82,012.81 (1) (2)
	10	SHARED DISPOSITIVE POWER 2,951,431.90 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,033,444.71 (1) (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8% (1) (2)
14	TYPE OF REPORTING PERSON (see instructions) HC, IN

(1)

The information provided is as of December 31, 2023. As of September 30, 2023, Mr. Dondero had sole voting and sole dispositive power over 41,834.80 shares, shared voting and shared dispositive power over 2,918,398.49 shares and beneficial ownership of 2,960,233.29 shares, or 11.5% of outstanding shares.

(2)	Includes shares underlying restricted stock units which will vest within 60 days of December 31, 2023.

1	NAME OF REPORTING PERSONS NexPoint Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 153,037 (1)
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 153,037 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 153,037 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (1)
14	TYPE OF REPORTING PERSON (see instructions) IA, PN

(1)

The information provided is as of December 31, 2023. As of September 30, 2023, NexPoint Advisors, L.P. had sole voting and sole dispositive power over 0 shares, shared voting and shared dispositive power over 151,829 shares and beneficial ownership of 151,829 shares, or 0.6% of outstanding shares.

1	NAME OF REPORTING PERSONS NexPoint Asset Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 373,137 (1)
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 373,137 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 373,137 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5% (1)
14	TYPE OF REPORTING PERSON (see instructions) IA, PN

(1)

The information provided is as of December 31, 2023. As of September 30, 2023, NexPoint Asset Management, L.P. had sole voting and sole dispositive power over 0 shares, shared voting and shared dispositive power over 368,279 shares and beneficial ownership of 373,137 shares, or 1.4% of outstanding shares.

1	NAME OF REPORTING PERSONS Nancy Marie Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,961,056.57 (1)
	8	SHARED VOTING POWER 95,122 (1)
	9	SOLE DISPOSITIVE POWER 1,961,056.57 (1)
	10	SHARED DISPOSITIVE POWER 95,122 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,056,178.57 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

The information provided is as of December 31, 2023. As of September 30, 2023, Ms. Dondero had sole voting and sole dispositive power over 1,969,008.24 shares, shared voting and shared dispositive power over 31,403 shares and beneficial ownership of 2,000,411.24 shares, or 7.8% of outstanding shares.

SCHEDULE 13D/A

This Amendment No. 15 (this “Amendment”) is being filed on behalf of James D. Dondero, NexPoint Advisors, L.P., a Delaware limited partnership (“NexPoint Advisors”), NexPoint Asset Management, L.P. (f/k/a Highland Capital Management Fund Advisors, L.P.), a Delaware limited partnership (“NAMLP”), and Nancy Marie Dondero (collectively, the “Reporting Persons”), and amends the Schedule 13D filed on March 26, 2015, as subsequently amended on April 14, 2015, as subsequently amended on April 23, 2015, as subsequently amended on April 28, 2015, as subsequently amended on September 2, 2015, as subsequently amended on October 19, 2015, as subsequently amended on July 22, 2016, as subsequently amended on October 27, 2016, as subsequently amended on April 17, 2017, as subsequently amended on March 27, 2018, as subsequently amended on July 26, 2018, as subsequently amended on November 20, 2018, as subsequently amended on March 23, 2020, as subsequently amended on March 30, 2020 and as subsequently amended on July 13, 2022. This Amendment updates the stock ownership information for the Schedule 13D. The Schedule 13D is supplementally amended as follows.

Item 5. Interest in Securities of the Issuer.

(a) As of December 31, 2023, (i) James D. Dondero may be deemed to beneficially own 3,033,444.71 shares of Common Stock, par value $0.01 per share (“Common Stock”), which represents approximately 11.8% of the outstanding Common Stock, (ii) NexPoint Advisors may be deemed to beneficially own 153,037.00 shares of Common Stock, which represents approximately 0.6% of the outstanding Common Stock, (iii) NAMLP may be deemed to beneficially own 373,137.00 shares of Common Stock, which represents approximately 1.5% of the outstanding Common Stock and (iv) Nancy Marie Dondero, in her capacity as trustee of a trust and through direct ownership in a shared account, may be deemed to beneficially own 2,056,178.57 shares of Common Stock, which represents approximately 8.0% of the outstanding Common Stock. James D. Dondero has the right to acquire beneficial ownership of 1,961,056.57 shares of Common Stock owned by the trust referred to in the preceding sentence.

(b)

Name of Reporting Person	Sole Voting Power		Shared Voting Power	Sole Dispositive Power		Shared Dispositive Power
James D. Dondero (1)	82,012.81	(2)	2,951,431.90	82,012.81	(2)	2,951,431.90
NexPoint Advisors, L.P. (3)	0		153,037.00	0		153,037.00
NexPoint Asset Management, L.P. (4)	0		373,137.00	0		373,137.00
Nancy Marie Dondero (5)	1,961,056.57		95,122.00	1,961,056.57		95,122.00

(1)

These shares are held by Mr. Dondero both directly and indirectly through NexPoint Advisors and NAMLP (as described in footnotes (3)-(4) below), accounts advised by other affiliated investment advisors, an employee benefit plan and a trust. Also includes shares that Mr. Dondero has the right to acquire beneficial ownership of that are held by the trust referred to in Item 5(a), for which he does not serve as trustee. Mr. Dondero is the sole member of NexPoint Advisors’ general partner, and may be deemed to be an indirect beneficial owner of the shares held by NexPoint Advisors. Mr. Dondero is also the sole stockholder and director of NAMLP’s general partner, and may be deemed to be an indirect beneficial owner of the shares held by NAMLP. Mr. Dondero disclaims beneficial ownership of such shares.

(2)

Includes shares underlying restricted stock units which will vest within 60 days of December 31, 2023, including 8,811 shares underlying restricted stock units which will vest on February 17, 2024, 11,941 shares underlying restricted stock units which will vest on February 18, 2024, 8,904 shares underlying restricted stock units which will vest on February 21, 2024 and 9,756 shares underlying restricted stock units which will vest on February 21, 2024.

(3)

These shares are held by NexPoint Advisors indirectly through advised accounts. Mr. Dondero is the sole member of NexPoint Advisors’ general partner, and may be deemed to be an indirect beneficial owner of the shares held by NexPoint Advisors.

(4)

These shares are held by NAMLP indirectly through advised accounts. Mr. Dondero is the sole stockholder and director of NAMLP’s general partner, and may be deemed to be an indirect beneficial owner of the shares held by NAMLP.

(5)

Includes shares that Ms. Dondero may be deemed to beneficially own as the trustee of the trust referred to in Item 5(a) and through direct ownership in a shared account. As of December 31, 2023, the trust has pledged 710,886 shares as collateral in connection with a credit agreement and a revolving line of credit promissory note with CrossFirst Bank, an additional 1,117,287 shares are pledged as collateral to Raymond James Bank, N.A. and an additional 349,475 shares are pledged as collateral to American National Bank. Ms. Dondero is the sister of Mr. Dondero and disclaims beneficial ownership of such shares.

(c) There have been no transactions in the Common Stock during the past sixty (60) days by the Reporting Persons other than shares of Common Stock acquired pursuant to a dividend reinvestment plan (“DRIP”). Except as otherwise noted, the transactions in the Common Stock were effected in the open market. In the sixty (60) days preceding the date hereof, the Reporting Persons acquired an aggregate of 350.66 shares of Common Stock pursuant to a DRIP at various prices. Except as reported in this Item 5, the Reporting Persons did not acquire or dispose of any Common Stock in the sixty (60) days preceding the date hereof.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2024

/s/ James D. Dondero
James D. Dondero

NEXPOINT ADVISORS, L.P.

By: NexPoint Advisors GP, LLC, its general partner

By:	/s/ James D. Dondero
Name: James D. Dondero
Title: Sole Member

NEXPOINT ASSET MANAGEMENT, L.P.

By: Strand Advisors XVI, Inc., its general partner

By:	/s/ James D. Dondero
Name: James D. Dondero
Title: Sole Member

/s/ Nancy Marie Dondero
Nancy Marie Dondero